UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

1180 San Carlos Avenue, #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

January 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,898,614(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,898,614(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,898,614(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 30.3%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”), (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the total amount of indebtedness outstanding, including accrued and unpaid interest as well as penalties as of January 3, 2024, under that certain Amended and Restated Loan and Security Agreement, dated as of October 28, 2019 (as it may be further amended, restated or otherwise modified, the “2019 LSA”), by and among the Company, FV, as lender, and the other parties thereto; (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on September 13, 2022 (the “September 2022 Warrant”) in connection with that certain Loan and Security Agreement, dated as of September 13, 2022 (as it may be amended, restated or otherwise modified, the “2022 LSA”), by and among the Company, FV, as lender, and the other parties thereto; and (iv) 10,000,000 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on December 30, 2022 (the “December 2022 Warrant” and together with the September 2022 Warrant, collectively the “2022 Warrants”). As of January 3, 2024, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 6,903,886 shares of Common Stock are issuable upon conversion of accrued and unpaid interest as well as penalties of $20.7 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA. The Company’s filing of the Chapter 11 Cases (as defined below) was an event of default under the 2019 LSA which automatically accelerated the payment date of unpaid principal and interest as well as applying certain penalties, including adding an amount equal to 6.0% of the past due amount and increasing the interest rate to 12.0%, compounded daily. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these securities, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these securities.

(2)

The percentage calculation is based on a total of 405,015,870 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2023, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,899,181(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 122,899,181(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,899,181(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.3%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 405,015,870 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,711(1)
	8	SHARED VOTING POWER 126,494,997(2)
	9	SOLE DISPOSITIVE POWER 60,711(1)
	10	SHARED DISPOSITIVE POWER 126,494,997(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,555,708(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.2%(4)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 46,047 shares of Common Stock held by John Doerr, and (ii) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of January 3, 2024.
(2)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, and (viii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC (“Perrara”). John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(3)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, and (x) 14,664 shares of Common Stock issuable to Mr. Doerr upon exercise of options within 60 days of January 3, 2024. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(4)

The percentage calculation is based on a total of 405,030,534 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, and (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of January 3, 2024.

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 122,899,181(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 122,899,181(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,899,181(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.3%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 405,015,870 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 126,242,162(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 126,242,162(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,242,162(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held directly by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, and (vi) 3,333,333 shares of Common Stock held by Perrara. Barbara Hager, the manager of FV and Clarus, LLC, may be deemed to have sole power to vote and dispose of these securities. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 405,015,870 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

This Amendment No. 17 (“Amendment No. 17”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017, as amended by Amendment No. 1 thereto filed on August 28, 2018, Amendment No. 2 thereto filed on July 18, 2019, Amendment No. 3 thereto filed on September 8, 2022, Amendment No. 4 thereto filed on September 15, 2022, Amendment No. 5 thereto filed on January 9, 2023, Amendment No. 6 thereto filed on March 17, 2023, Amendment No. 7 thereto filed on May 24, 2023, Amendment No. 8 thereto filed on June 9, 2023, Amendment No. 9 thereto filed on June 30, 2023, Amendment No. 10 thereto filed on August 3, 2023, Amendment No. 11 thereto filed on August 10, 2023, Amendment No. 12 thereto filed on September 20, 2023, Amendment No. 13 thereto filed on October 2, 2023, Amendment No. 14 thereto filed on October 5, 2023, Amendment No. 15 thereto filed on October 16, 2023 and Amendment No. 16 thereto filed on December 14, 2023 (collectively and as amended, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 17 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (collectively, the “Reporting Persons”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 17 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

As previously reported, on August 9, 2023, the Company and certain of its direct and indirect subsidiaries (collectively, the “Company Parties” or the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), thereby commencing Chapter 11 cases for the Company Parties (the “Chapter 11 Cases”). The Company Parties continue to operate their business as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

DIP Credit Agreement Amendment

On January 3, 2024, the Company, Amyris Clean Beauty, Inc., and Aprinnova, LLC (collectively, the “Borrowers”), and certain other subsidiaries of the Company (the “Guarantors”) entered into an amendment (the “Amendment No. 6”) to that certain Senior Secured Super Priority Debtor In Possession Loan Agreement (the “DIP Credit Agreement”), dated as of August 9, 2023 (as amended, restated, supplemented or otherwise modified from time to time), by and among the Borrowers, Guarantors, each lender from time to time party to the DIP Credit Agreement and Euagore, LLC, an affiliate of FV, in its capacity as administrative agent (the “Administrative Agent”). Pursuant to the Amendment No. 6, the parties agreed, among other matters, to (a) extend the Maturity Date to the earlier of (i) the Plan Effective Date and (ii) February 15, 2024, (b) extend the deadline for closing the Consumer Brands Business Sale Transaction, and (c) waive Default(s) and Event(s) of Default under certain milestones due to the Bankruptcy Court entering orders approving certain Consumer Brands Business Sale Transactions after the December 12, 2023 deadline. Capitalized terms used herein that are not otherwise defined herein shall have the meanings given to them in the Amendment No. 6.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 6 that is incorporated herein by reference to Exhibit WW.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. In addition, the Reporting Persons intend to participate in the management of the Company through representation on the Company’s board of directors (the “Board”). L. John Doerr and Ryan Panchadsaram, a partner at FV, serve as members of the Board. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects, including with respect to the Chapter 11 Cases; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons have been in discussion with members of the Company’s management and Board in connection with the Chapter 11 Cases and other strategic alternatives and may continue to be in contact with members of the Company’s management, members of the Board, shareholders, advisors and other relevant parties regarding any alternatives that the Company could employ in the Chapter 11 Cases or otherwise. The Reporting Persons may take positions with respect to potential changes in the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Company. In addition to its role with respect to the DIP Credit Agreement, the Reporting Persons may consider participating in transactions that are part of the Chapter 11 Cases, including as part of the Company’s reorganization efforts and/or sales of significant Company assets. The Reporting Persons may also, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition to the items described above in this Item 4, the Reporting Persons may take one or more other actions that relate to or would result in any other matter referenced in items (a) through (j) of Item 4 of Schedule 13D, alone or with others, including other shareholders or creditors of the Company or other appropriate parties, although the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 405,015,870 shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024 and (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants.

For the purposes of calculating John Doerr’s beneficial ownership only, the percent of class set forth below is based on a total of 405,030,534 based on the Company’s shares of Common Stock, which amount consists of (i) 369,385,614 shares of Common Stock issued and outstanding as of May 5, 2023 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 10, 2023, (ii) 23,584,220 shares of Common Stock issuable to FV upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, and (iv) 14,664 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of January 3, 2024.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	122,898,614	30.3%	122,898,614	0	122,898,614	0
VVT	122,899,181	30.3%	122,899,181	0	122,899,181	0
John Doerr	126,555,708	31.2%	60,711	126,494,997	60,711	126,494,997
Ann Doerr	122,899,181	30.3%	0	122,899,181	0	122,899,181
Barbara Hager	126,242,162	31.2%	126,242,162	0	126,242,162	0

The securities reported herein consist of (i) 87,268,358 shares of Common Stock currently outstanding and held by FV, (ii) 23,584,220 shares of Common Stock issuable upon conversion of the indebtedness outstanding under the 2019 LSA, including accrued and unpaid interest as well as penalties as of January 3, 2024, (iii) 12,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrants, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 46,047 shares of Common Stock held by John Doerr, and (x) 14,664 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of January 3, 2024.

As of January 3, 2024, 16,680,334 shares of Common Stock are issuable upon conversion of the indebtedness outstanding under the 2019 LSA in respect of an outstanding principal amount of $50.0 million and 6,903,886 shares of Common Stock are issuable upon conversion of accrued and unpaid interest as well as penalties of $20.7 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 LSA bears interest at 6.0% per annum, subject to certain default interest provisions in the event of a default under the 2019 LSA. The Company’s filing of the Chapter 11 Cases was an event of default under the 2019 LSA which automatically accelerated the payment date of unpaid principal and interest as well as applying certain penalties, including adding an amount equal to 6.0% of the past due amount and increasing the interest rate to 12.0%, compounded daily.

(c)	Other than as set forth in this Item 5, the Reporting Persons have not effected any transaction in the Common Stock since Amendment No. 16 was filed on December 14, 2023.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit	Description

WW	Amendment No. 6 to Senior Secured Super Priority Debtor In Possession Loan Agreement, dated as of January 3, 2024, by and among the Borrowers, the Guarantors and Euagore, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 4, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2023

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager